

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 5, 2023

Michael Freedman
Chief Executive Officer
Lighthouse Life Capital, LLC
1100 E. Hector Street, Ste. 415
Conshohocken, PA 19428

> **Re: Lighthouse Life Capital, LLC**
> **Post-Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed December 29, 2022**
> **File No. 024-11380**

Dear Michael Freedman:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Rhys James, Esq.